Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,471,984	$2,915,470
Accounts receivable	1,937,261	1,260,453
Inventories	577,867	693,506
Deferred offering costs	-	763,611
Prepaid expenses and other current assets	3,071,216	833,238
	7,058,328	6,466,278

NON-CURRENT ASSETS:
Operating lease right-of-use assets	13,576,694	13,921,825
Property and equipment, net	5,479,812	5,871,775
Long term security deposits	960,664	958,320
Prepayment for the software, equipment and product development	1,200,000	-
Long term debt investment	6,171,616	-
Long term loan to a third-party	2,021,452	-
Long term prepaid expenses	85,200	110,988
	29,495,438	20,862,908

TOTAL ASSETS	$36,553,766	$27,329,186

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loan	$413,474	$434,959
Accounts payable	1,564,941	1,424,766
Due to a related party	186,388	1,798,605
Taxes payable	20,338	130,727
Deferred revenue	7,114,127	6,958,160
Operating lease liabilities, current	2,145,319	1,770,398
Other current liabilities	1,012,041	1,014,452
	12,456,628	13,532,067

NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	11,970,348	12,620,070
	11,970,348	12,620,070

TOTAL LIABILITIES	24,426,976	26,152,137

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 12,390,000 shares and 9,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 6,450,000 shares and 3,060,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	6,450	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	5,940	5,940
Additional paid-in capital	11,836,858	869,400
Statutory reserve	447,231	447,231
Retained earnings (Accumulated deficit)	100,918	(183,842)
Accumulated other comprehensive (loss) income	(270,607)	35,260
TOTAL SHAREHOLDERS’ EQUITY	12,126,790	1,177,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,553,766	$27,329,186

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2022

REVENUE	$8,811,287	$8,543,803
COST OF REVENUE	4,478,716	4,396,715
GROSS PROFIT	4,332,571	4,147,088

OPERATING EXPENSES
Selling expenses	2,444,292	2,195,394
General and administrative expenses	1,774,419	1,887,285
Total operating expenses	4,218,711	4,082,679

INCOME FROM OPERATIONS	113,860	64,409

OTHER INCOME (EXPENSE)
Interest income (expense), net	14,007	(37,186)
Other (expense) income, net	(11,843)	197,268
Income from long term debt investment	171,616	-
Total other income, net	173,780	160,082

INCOME BEFORE INCOME TAX PROVISION	287,640	224,491

PROVISION FOR INCOME TAXES	(2,880)	(3,698)

NET INCOME	284,760	220,793
Foreign currency translation loss	(305,867)	(259,238)

TOTAL COMPREHENSIVE LOSS	$(21,107)	$(38,445)

Earnings per ordinary share - basic and diluted	$0.03	$0.02
Weighted average shares - basic and diluted	10,666,906	9,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Additional		Retained Earnings	Accumulated Other Comprehensive	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	(Accumulated Deficit)	Income (Loss)	Shareholders’ Equity

Balance, January 1, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$1,104,363	$404,965	$2,834,959

Net income	-	-	-	-	-	-	220,793	-	220,793
Foreign currency translation loss	-	-	-	-	-	-	-	(259,238)	(259,238)

Balance, June 30, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$1,325,156	$145,727	$2,796,514

Balance, January 1, 2023	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$(183,842)	$35,260	$1,177,049

Issuance of ordinary shares in initial public offerings, gross	3,390,000	3,390	-	-	13,556,610	-	-	-	13,560,000
Cost directly related to the initial public offering	-	-	-	-	(2,589,152)	-	-	-	(2,589,152)
Net income	-	-	-	-	-	-	284,760	-	284,760
Foreign currency translation loss	-	-	-	-	-	-	-	(305,867)	(305,867)

Balance, June 30, 2023	6,450,000	$6,450	5,940,000	$5,940	$11,836,858	$447,231	$100,918	$(270,607)	$12,126,790

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$284,760	$220,793
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	1,422,155	1,455,762
Depreciation	402,784	351,395
Property and equipment written down	5,434	-
Interest income from long term debt investment	(171,616)	-
Interest income from loan to a third-party	(21,452)	-
Changes in operating assets and liabilities:
Accounts receivable	(772,933)	(936,744)
Inventories	88,841	(53,880)
Prepaid expenses and other current assets	73,944	(552,985)
Long term security deposits	(17,375)	27,458
Long term prepaid expenses	21,534	1,472
Accounts payable	216,032	(97,463)
Taxes payable	(109,830)	55,142
Deferred revenue	522,418	1,078,976
Other current liabilities	35,633	(556,361)
Operating lease liabilities	(1,370,175)	(1,353,511)
Net cash provided by (used in) operating activities	610,154	(359,946)

Cash flows from investing activities:
Purchase of property and equipment	(152,022)	(566,439)
Payment made for long term debt investment	(6,000,000)	-
Advance of loans to third parties	(3,900,000)	-
Prepayment for the software, equipment and product development	(1,200,000)	-
Net cash used in investing activities	(11,252,022)	(566,439)

Cash flows from financing activities:
Gross proceeds from initial public offerings	13,560,000	-
Direct costs disbursed from initial public offerings proceeds	(1,529,631)	-
Repayments of short-term bank loans	-	(1,530,987)
Payments made to a related party	(1,612,215)	(665,824)
Payments made for deferred offering costs	(312,125)	-
Prepayment for the related service after listing	(450,000)	-
Net cash provided by (used in) financing activities	9,656,029	(2,196,811)

Effect of exchange rate fluctuation on cash and cash equivalents	(457,647)	(380,232)

Net decrease in cash and cash equivalents	(1,443,486)	(3,503,428)
Cash and cash equivalents, beginning of period	2,915,470	3,896,812
Cash and cash equivalents, end of period	$1,471,984	$393,384

Supplemental cash flow information
Cash paid for income taxes	$9,436	$1,833
Cash paid for interest	$8,364	$38,715

Non-cash operating, investing and financing activities
Payable for purchase of property and equipment	$-	$169,777
Right of use assets obtained in exchange for operating lease liabilities	$1,103,383	$4,902,529
Deferred IPO cost offset with additional paid-in capital	$1,059,521	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Chanson International Holding (“Chanson International,” or the “Company”), formerly known as RON Holding Limited, was established under the laws of the Cayman Islands on July 26, 2019 as a holding company. Chanson International owns 100% of the equity interests of Deen Global Limited (“Deen Global”), a limited liability company incorporated under the laws of British Virgin Islands (“BVI”) on August 13, 2019. Deen Global owns 100% of the equity interests of Jenyd Holdings Limited (“Jenyd”), a business company incorporated in accordance with the laws and regulations of Hong Kong on September 13, 2019.

Chanson International, Deen Global, and Jenyd are currently not engaging in any active business operations and merely acting as holding companies.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”), is a company incorporated on August 7, 2009 in the People’s Republic of China (the “PRC”), with a registered capital of RMB6 million (approximately $0.88 million). On September 27, 2020, the original shareholders of Xinjiang United Family signed a share transfer agreement and transferred their 100% ownership interest in Xinjiang United Family to Jenyd, and accordingly Xinjiang United Family became a wholly foreign-owned enterprise (“WFOE”) and a wholly-owned subsidiary of Jenyd.

Xinjiang United Family operates a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of five directly-owned high-end bakery stores in the City of Urumqi and 34 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan opened in December 2021. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company. Chanson 3rd Ave and Chanson Broadway are another two boutique cafés opened in March 2023 and July 2023, respectively.

Reorganization

In connection with its initial public offering, the Company has undertaken a reorganization of its legal structure (the “Reorganization”). The Reorganization involved the incorporation of Chanson International, Deen Global, and Jenyd, the entry into a Share Transfer Agreement to transfer the ownership interest in Xinjiang United Family from its original shareholders to Jenyd, and the signing of a series of contractual agreements between Xinjiang United Family and the owners of the UFG entities. After the Reorganization, Chanson International became the ultimate holding company of Xinjiang United Family and Xinjiang United Family became the primary beneficiary of the UFG entities through the VIE Agreements, as further discussed below.

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, and eight newly established UFG entity in fiscal year 2023, respectively. Three of these UFG entities were closed in fiscal year 2021 and two of these UFG entities were closed in fiscal year 2023. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the four bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

The Company, together with its wholly-owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost.

After the Reorganization, the unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery products to customers

34 UFG entities	2012 to 2023	PRC	VIEs	Sells bakery products to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

The VIE contractual arrangements

The UFG entities are controlled by the Company through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity, or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xinjiang United Family is deemed to have a controlling financial interest in and be the primary beneficiary of the UFG entities because it has both of the following characteristics:

●	The power to direct activities at the UFG entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the UFG entities that could potentially be significant to such entities.

Pursuant to the contractual arrangements with the UFG entities, the UFG entities pay service fees equal to all of their net profit after tax payments to Xinjiang United Family. At the same time, Xinjiang United Family is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of the UFG entities is for the benefit of Xinjiang United Family and, ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the UFG entities and their respective owners are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce such contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the UFG entities;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the UFG entities;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the UFG entities may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the UFG entities to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from its public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its unaudited condensed consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiary and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statements of operations and other comprehensive loss as well as the cash flows from operating, investing, and financing activities presented on the unaudited condensed consolidated statements of cash flows. The Company did not provide any financial support to the UFG entities for the six months ended June 30, 2023 and 2022. The Company had no contractual obligation to provide financial support to the VIEs as of June 30, 2023 and December 31, 2022. The amount of the recognized and unrecognized revenue-producing assets held by the VIEs was $1,573,220, including $441,722 of bakery production equipment, $73,201 of office equipment and furniture, and $1,058,297 of leasehold improvement, with the accumulated depreciation of $997,068, so net of these property, plant, and equipment was $576,152 as of June 30, 2023. The amount of the recognized and unrecognized revenue-producing assets held by the VIEs was $1,626,516, including $422,226 of bakery production equipment, $75,555 of office equipment and furniture, and $1,128,735 of leasehold improvement, with the accumulated depreciation of $934,222, so net of these property, plant, and equipment was $692,294 as of December 31, 2022. The following financial statement amounts and balances of the UFG entities were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	June 30, 2023	December 31, 2022
Current assets	$7,392,640	$7,123,635
Non-current assets	4,130,444	4,078,979
Total assets	$11,523,084	$11,202,614
Current liabilities	$6,173,116	$5,858,647
Non-current liabilities	1,388,917	1,448,744
Total liabilities	$7,562,033	$7,307,391

	For the Six Months Ended June 30,
	2023	2022
Net revenue	$4,562,762	$3,754,826
Net income	$1,213,299	$959,198

Initial Public Offering

On April 3, 2023, the Company closed its initial public offering (the “IPO”) of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2022 and 2021. Operating results for the six-month period ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIEs. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2023 and December 31, 2022, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

Leases

The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, bakery store facilities, employee dormitories, and a vehicle, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2023 and December 31, 2022.

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,078,753, and among which, $9,783 and $109,719 was received during the six months ended June 30, 2023 and 2022, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended June 30, 2023 and 2022, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Transportation vehicles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for repair and maintenance, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in other income or expenses.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2023 and December 31, 2022.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The Company currently generates its revenue through its bakery/café stores as well as through online sales. The Company recognizes revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive loss. Membership card breakage was immaterial for the six months ended June 30, 2023 and 2022.

In the PRC Stores, the Company maintains a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. The Company establishes corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. The Company allocates the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point, the Company delivers products to customers and reduces the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of June 30, 2023 and December 31, 2022. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,114,127 and $6,958,160 as of June 30, 2023 and December 31, 2022, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended June 30, 2023 and 2022 that was included in the opening deferred revenue was $3,945,400 and $3,899,040, respectively. As of June 30, 2023, the aggregate amount of unredeemed membership cards and cash vouchers was $7,114,127. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after June 30, 2023 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended June 30, 2023 and 2022 is disclosed in Note 17 of the unaudited condensed consolidated financial statements.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, loans to third parties, short-term bank loan, accounts payable, due to a related party, taxes payable, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of June 30, 2023 and December 31, 2022 based upon the short-term nature of the assets and liabilities. The fair value of longer-term debt investment and loan to a third party, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

Foreign currency translation

The functional currency of the Company’s PRC subsidiary and the UFG entities is the Chinese Yuan (“RMB”) and the functional currency of the Company’s U.S. subsidiaries is the U.S. Dollars (“US$”). RMB amounts in the Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive loss. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022
Period/Year-end spot rate	US$1=RMB7.2556	US$1=RMB6.6981	US$1=RMB6.8972
Average rate	US$1=RMB6.9263	US$1=RMB6.4791	US$1=RMB6.7290

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the six months ended June 30, 2023 and 2022. The Company does not believe there was any uncertain tax provision as of June 30, 2023 and December 31, 2022.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiary in United States is subject to the tax law of the United States. As of June 30, 2023, for the tax years ended December 31, 2018 through December 31, 2022, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2020 through December 31, 2022, the Company’s United States subsidiaries remained open for statutory examination by U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiary Xinjiang United Family and its three branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. From April 1, 2021 to December 31, 2022, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB150,000 are exempted from paying VAT. From January 1, 2023 to December 31, 2023, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but three of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 and RMB150,000 for the six months ended June 30, 2023 and 2022, respectively. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations and comprehensive loss.

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2023 and December 31, 2022, there were no dilutive shares.

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. The foreign currency translation loss resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the unaudited condensed consolidated statements of operations and comprehensive loss.

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the PRC and United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC and United States, as well as by the general state of the PRC and United States economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC and United States. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and most of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Credit risk

As of June 30, 2023 and December 31, 2022, $1,282,446 and $2,747,940 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2023 and December 31, 2022, $143,368 and $115,452 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

For the six months ended June 30, 2023 and 2022, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

No single customer accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2023 and 2022.

As of June 30, 2023, no customer accounted for more than 10% of the Company’s total accounts receivable balance. As of December 31, 2022, one customer accounted for 11.7% of the Company’s total accounts receivable balance.

For the six months ended June 30, 2023, two suppliers accounted for 18.0% and 14.7% of the Company’s total purchases, respectively. For the six months ended June 30, 2022, no supplier accounted for more than 10% of the Company’s total purchases.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 on January 1, 2023, and the adoption of this ASU did not have a material impact on its unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

NOTE 3 — LIQUIDITY

As reflected in the unaudited condensed consolidated financial statements, the Company’s cash provided by operating activities was $0.6 million for the six months ended June 30, 2023 as compared to cash used in operating activities was $0.4 million for the same period of last year. Total cash and cash equivalents decreased by $1,443,486 to $1,471,984 as of the June 30, 2023 from $2,915,470 as of December 31, 2022. As of June 30, 2023, negative working capital was approximately $5.4 million, including deferred revenue of approximately $7.1 million, which was reported as current liability, but will not require cash payment in the future. Management expects to spend about $2.8 million when the Company produces and sells the products and realizes the deferred revenue. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions. Although the spread of the COVID-19 has appeared to be under control currently, a resurgence of the COVID-19 outbreak may again give rise to economic downturns and other significant changes in regional and global economic conditions, and negatively affect the Company’s ability to execute the sales contract, fulfil customer orders, and collect customer payments timely. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of June 30, 2023, the Company had cash of approximately $1.5 million. All of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the 2022 COVID-19 outbreak during the six months ended June 30, 2023. The Company opened three stores in PRC and two stores in the U.S. in 2023, and the Company expects to open another ten stores in PRC later in fiscal year 2023. In addition, the Company will further implement initiatives to control costs and improve its operating efficiency in fiscal year 2023. Therefore, revenue and net income are expected to increase significantly in the second half of fiscal year 2023 as compared to the same period of last year. On April 3, 2023, the Company closed its IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. Furthermore, the Company’s controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to the Company for at least 12 months from the issuance of the unaudited condensed consolidated financial statements.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, financial support from its principal shareholder, and the proceeds the Company received from the IPO. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of the unaudited condensed consolidated financial statements.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	June 30, 2023	December 31, 2022
Accounts receivable	$1,937,261	$1,260,453
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$1,937,261	$1,260,453

As of the date of the unaudited condensed consolidated financial statements, approximately 38.3%, or $0.7 million, of the June 30, 2023 balance has been subsequently collected. The remaining balance of approximately $1.2 million is expected to be collected before June 30, 2024.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	June 30, 2023	December 31, 2022
Advance to suppliers (1)	$367,332	$512,900
Prepaid expenses (2)	699,331	217,064
Other receivables (3)	104,553	103,274
Loans to third parties (4)	1,900,000	-
Less: allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$3,071,216	$833,238

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products.

(2)	Prepaid expenses primarily represent prepaid rental expenses, prepaid post-listing related service fee, and other miscellaneous expenses for the Company’s bakery stores.

(3)	Other receivables are mainly business advances to officers and staff for business travel and sundry expenses.

(4)	During the six months ended June 30, 2023, the Company lent totaling $1.9 million to several third parties. Short-term loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. As of June 30, 2023, the balance of short-term loans to third-parties were $1.9 million. The Company periodically reviews the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As of the date of the report, approximately $0.5 million, or 26%, of the June 30, 2023 balance was collected by the Company and the remaining part was expected to be paid in full before December 31, 2023.

NOTE 6 — INVENTORIES

Inventories consisted of the following:

	June 30, 2023	December 31, 2022
Ingredient materials	$418,991	$540,689
Package and other materials	63,893	60,904
Finished goods	94,983	91,913
Total inventories	$577,867	$693,506

NOTE 7 — LONG TERM LOAN TO A THIRD-PARTY

On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. The loan has a fixed interest rate of 4.5% per annum. The Company recorded interest income of $21,452 for the six months ended June 30, 2023.

NOTE 8 — LEASES

The Company leases office spaces, bakery store facilities, employee dormitories and a vehicle under non-cancelable operating leases, with terms ranging from 1 to 15 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2023	December 31, 2022
ROU lease assets	$13,576,694	$13,921,825

Operating lease liabilities – current	$2,145,319	$1,770,398
Operating lease liabilities – non-current	11,970,348	12,620,070
Total operating lease liabilities	$14,115,667	$14,390,468

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	7.93	8.53
Weighted average discount rate *	4.25%	4.35%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts entered prior to fiscal year 2022 in the PRC, and for lease contracts entered in and after fiscal year 2022, the Company used new incremental borrowing rate of 3.95%. The Company used incremental borrowing rate of 3.75% for its lease contracts in the United States.

During the six months ended June 30, 2023 and 2022, the Company incurred total operating lease expenses of $1,734,513 and $1,524,429, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

Remainder of 2023	$1,234,527
2024	2,377,158
2025	2,108,601
2026	1,969,693
2027	1,973,017
Thereafter	7,303,476
Total lease payments	16,966,472
Less: imputed interest	(2,850,805)
Present value of lease liabilities	$14,115,667

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	June 30, 2023	December 31, 2022
Bakery production equipment	$1,622,027	$1,618,358
Automobiles	80,943	85,149
Office equipment and furniture	653,578	596,579
Leasehold improvements	6,117,012	6,289,217
Subtotal	8,473,560	8,589,303
Less: accumulated depreciation	(2,993,748)	(2,717,528)
Property and equipment, net	$5,479,812	$5,871,775

Depreciation expenses were $402,784 and $351,395 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 10 — PREPAYMENT FOR THE SOFTWARE, EQUIPMENT AND PRODUCT DEVELOPMENT

Prepayment for the software, equipment and product development consisted of the following:

	June 30, 2023	December 31, 2022
Peblla Inc. (“Peblla”) (a)	$150,000	$-
Luo and Long General Partner (“Luo and Long”) (b)	550,000	-
Wisdom Investment Service Inc (“Wisdom”) (c)	200,000	-
NY West Acupuncture PC (“NY West”) (d)	300,000	-
Total prepayment for the software, equipment and product development	$1,200,000	$-

(a)

On March 28, 2023, the Company signed a three-year research and development framework agreement with Peblla with a total value of $1.0 million. Pursuant to the agreement, Peblla will develop software for the Company, including cashier system, customized mobile application, a customer loyalty program and gift card system and online ordering website, etc. As of June 30, 2023, the Company made prepayment of $150,000 as the deposit to Peblla for this software development project. The Company currently plans to support its ongoing software development project through cash flow from operations and repayment received from the short-term loans to third parties in the future.

As of June 30, 2023, future minimum expenditures on the Company’s development of software project are estimated as follows:

Second half of fiscal year 2023	$200,000
First half of fiscal year 2024	300,000
Second half of fiscal year 2024	350,000
Total	$850,000

(b)	On April 1, 2023, the Company entered into an agreement with Luo and Long with a total value of $750,000. Pursuant to the agreement, Luo and Long will design and provide equipment for the Company’s new central factory. The equipment is expected to be delivered before January 31, 2024. As of June 30, 2023, the Company made prepayment of $550,000 to Luo and Long, and the remaining of $200,000 is expected to be paid when the equipment are delivered.

(c)	On April 3, 2023, the Company entered into an agreement with Wisdom, pursuant to which, Wisdom will be responsible to conduct market research to identify the most current automated cocktail mixing robots available in the market, subsequently procure two robots on behalf of the Company and provide other related services, including delivering, installation and maintenance services. The total contract amount is $200,000, which was fully prepaid by the Company as of June 30, 2023.

(d)	On April 7, 2023, the Company entered into an agreement with NY West with a total value of $500,000. Pursuant to the agreement, the Company and NY West will initiate a research and development collaboration for Traditional Chinese Medicine (“TCM”) health food and beverage products, including development of six TCM-related health desserts and four TCM-related health beverages within one year, and provision of training to the Company’s team in core production methods and assisted in its marketing strategy. As of June 30, 2023, the Company made prepayment of $300,000 to NY West and the remaining of $200,000 is expected to be paid when NY West completes all product development and obtains the acceptance of the Company in the next 12 months.

NOTE 11 — LONG TERM DEBT INVESTMENT

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $171,616 for the six months ended June 30, 2023.

NOTE 12 — SHORT-TERM BANK LOANS

On December 23, 2022, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($413,474) as working capital for a year, with a maturity date of December 23, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan is guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by the Chairman of the Company.

The Company incurred interest expenses of $8,364 and $38,715 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 13 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of June 30, 2023, due to a related party of $186,388 primarily represented advances provided by Mr. Gang Li, Chairman of the Company, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s unaudited condensed consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2024.

b.	Other related party transactions

Several related parties provided guarantees in connection with the Company’s loan borrowed from Huaxia Bank (see Note 12).

NOTE 14 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Deen Global is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2023 and 2022, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary Xinjiang United Family and its three branch offices were incorporated in the PRC. During the six months ended June 30, 2023 and 2022, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law of PRC, and according to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the portion of their taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the portion between RMB1 million and RMB3 million remained at a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021] and Announcement No. 6 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2023. For the six months ended June 30, 2023, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of these UFG entities were exempted from paying income tax. During the six months ended June 30, 2023 and 2022, the total tax exemption of the UFG entities were $7,665 and $8,558, respectively. As of June 30, 2023, for the tax years ended December 31, 2018 through December 31, 2022 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

The components of the income tax provision were as follows:

For the Six Months Ended June 30,
	2023	2022
Current tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	2,880	3,698
United States	-	-
	$2,880	$3,698
Deferred tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
United States	-	-
	-	-
Income tax provisions	$2,880	$3,698

The Company’s deferred tax assets, net were comprised of the following:

	June 30, 2023	December 31, 2022
Net operating loss	$2,748,487	$2,500,664
Total deferred tax assets	2,748,487	2,500,664
Valuation allowance	(2,748,487)	(2,500,664)
Deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2022, the cumulative NOL was $11,907,922. During the six months ended June 30, 2023, the U.S. operations incurred an additional NOL of $1,180,111, resulting in a cumulative NOL of $13,088,033 as of June 30, 2023, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of June 30, 2023 and December 31,2022, respectively.

Income before provision for income taxes is attributable to the following geographic locations for the six months ended June 30:

	For the Six Months Ended June 30,
	2023	2022
Cayman Islands	$193,068	$-
PRC	1,274,683	1,061,744
US	(1,180,111)	(837,253)
Total income before income taxes	$287,640	$224,491

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended June 30, 2023 and 2022 are as follows:

	For the Six Months Ended June 30,
	2023	2022
Income tax expense computed based on PRC statutory rate	$71,910	$56,123
Favorable tax rate and tax exemption impact in PRC entities (a)	(315,790)	(261,738)
Effect of rate differential for non-PRC entities	(1,063)	33,490
Change in valuation allowance	247,823	175,823
Actual income tax provision	$2,880	$3,698

(a)	During the six months ended June 30, 2023 and 2022, the Company’s subsidiary, Xinjiang United Family, and its three branch offices, were subject to a favorable tax rate of 2.5%. For the six months ended June 30, 2023, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of the UFG entities were exempted from paying income tax. For the six months ended June 30, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $315,790 and $261,738, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03 and $0.03, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	June 30, 2023	December 31, 2022
Income tax recoverable	$(11,112)	$(3,404)
Value added tax payable	5,406	93,924
Other taxes payable	26,044	40,207
Total taxes payable	$20,338	$130,727

NOTE 15 — SHAREHOLDERS’ EQUITY

Ordinary shares

Chanson International was established under the laws of the Cayman Islands on July 26, 2019. The authorized number of ordinary shares was 50,000 shares with par value of $1 per share and 100 ordinary shares were issued, prior to the 1,000-for-1 forward split and the share issuances described below. The issuance of these 100 ordinary shares, and the 1,000-for-1 forward split and the share issuances are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 27, 2021, the Company’s shareholders and board of directors approved (i) a forward split of the Company’s ordinary shares at a ratio of 1,000-for-1 share to increase the authorized ordinary shares from 50,000 shares to 50,000,000 shares and subdivide the 100 ordinary shares of a par value of $1 then outstanding into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 forward split”); (ii) the creation of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; and (iii) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total ordinary shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 forward split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

Initial Public Offering

On April 3, 2023, the Company closed its IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

As a result, the Company had 44,000,000 authorized Class A Ordinary Shares of a par value of $0.001, of which 6,450,000 and 3,060,000 Class A Ordinary Shares were issued and outstanding as of June 30, 2023 and December 31, 2022, respectively, and the Company had 6,000,000 authorized Class B Ordinary Shares of a par value of $0.001, of which 5,940,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2023 and December 31, 2022. In total, the Company had 50,000,000 authorized ordinary shares of a par value of $0.001, of which 12,390,000 shares and 9,000,000 shares were issued and outstanding as of June 30, 2023 and December 31, 2022.

Statutory Reserve

The Company’s PRC subsidiary is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of June 30, 2023 and December 31, 2022, the balance of the statutory reserves was $447,231 and $447,231, respectively, which is equal to 50% of the entity’s registered capital.

Restricted net assets

The Company’s PRC subsidiary and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of June 30, 2023 and December 31, 2022, the total restricted net assets amounted to $1,325,631 and $1,325,631, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of June 30, 2023 and December 31, 2022, there were no legal claims and litigation against the Company.

NOTE 17 — SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States.

The following table presents the segment information for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30, 2023
	China	United States	Total
Revenue	$7,011,172	$1,800,115	$8,811,287
Cost of revenue	3,461,864	1,016,852	4,478,716
Gross profit	$3,549,308	$783,263	$4,332,571
Net income (loss)	$1,271,801	$(987,041)	$284,760
Interest income (expense), net	$(7,522)	$21,529	$14,007
Provision for income tax	$2,880	$-	$2,880
Depreciation and amortization	$219,282	$183,502	$402,784
Capital expenditures	$96,835	$1,255,187	$1,352,022

	For the Six Months Ended June 30, 2022
	China	United States	Total
Revenue	$6,711,509	$1,832,294	$8,543,803
Cost of revenue	3,394,314	1,002,401	4,396,715
Gross profit	$3,317,195	$829,893	$4,147,088
Net income (loss)	$1,058,046	$(837,253)	$220,793
Interest expense	(37,186)	-	(37,186)
Provision for income tax	3,698	-	3,698
Depreciation and amortization	$178,046	$173,349	$351,395
Capital expenditures	$448,386	$118,053	$566,439

	June 30, 2023	December 31, 2022
Total assets:
China	$10,483,886	$11,704,732
United States	26,069,880	15,624,454
Total assets	$36,553,766	$27,329,186

Total liabilities:
China	$12,382,470	$12,102,414
United States	12,044,506	14,049,723
Total liabilities	$24,426,976	$26,152,137

NOTE 18 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through October 6, 2023, which is the date of the issuance of these unaudited condensed consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and the UFG entities exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2023 and December 31, 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY BALANCE SHEETS

	June 30, 2023	December 31, 2022

ASSETS
Current assets
Cash	$30,369	$-
Intercompany receivable	4,009,000	9,000
Total current assets	4,039,369	9,000

Non-current assets
Long term debt investment	6,171,616	-
Long term loan to a third-party	2,021,452	-
Loss from investment in subsidiaries	(5,542,585)	(5,634,277)
Total non-current assets	2,650,483	(5,634,277)

Total assets	$6,689,852	$(5,625,277)

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
Intercompany payable	$1,059,521	$-
Total liabilities	1,059,521	-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 12,390,000 shares and 9,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 6,450,000 shares and 3,060,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	6,450	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	5,940	5,940
Additional paid-in capital	10,967,458	-
Accumulated deficit	(5,349,517)	$(5,634,277)
Accumulated other comprehensive income	-	-
Total shareholders’ equity (deficit)	6,689,852	$(5,625,277)

Total liabilities and shareholders’ equity (deficit)	$6,689,852	$(5,625,277)

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2023	2022

OTHER INCOME
Interest income	$21,452	$-
Income from long term debt investment	171,616	-

EQUITY IN EARNINGS OF SUBSIDIARIES AND VIES	91,692	220,793

NET INCOME	284,760	220,793
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-
COMPREHENSIVE INCOME	$284,760	220,793

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$284,760	220,793
Adjustments to reconcile net cash flows from operating activities:
Interest income from long term debt investment	(171,616)	-
Interest income from loan to a third party	(21,452)	-
Equity in earnings of subsidiaries and VIEs	(91,692)	(220,793)
Net cash used in operating activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment made for long term debt investment	(6,000,000)	-
Advances of loan to a third party	(2,000,000)	-
Cash lent to U.S. subsidiary	(4,000,000)	-
Cash used in investing activities	(12,000,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Gross proceeds from initial public offerings	13,560,000	-
Direct costs disbursed from initial public offerings proceeds	(1,529,631)	-
Net cash provided by financing activities	12,030,369	-

CHANGES IN CASH AND CASH EQUIVALENTS	30,369	-

CASH AND CASH EQUIVALENTS, beginning of period	-	-

CASH AND CASH EQUIVALENTS, end of period	$30,369	$-